SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.



                         FORM U-57/A

                       AMENDMENT NO. 1

                             TO

       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




              Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended





                  KWINANA POWER PARTNERSHIP
                    _______________________________
              (Name of foreign utility company)


                             by


                    EDISON MISSION ENERGY
                  ________________________
                  (Name of filing company)

                   18101 Von Karman Avenue
                         Suite 1700
                Irvine, California 92715-1007

     On December 18, 1996, Edison Mission Energy ("Mission") filed with the Securities and Exchange Commission ("Commission"), pursuant to section 33 of the Public Utility Holding Company Act of 1935 ("Act") and Rule 57, a notice that Kwinana Power Partnership ("KPP") intended to become a foreign utility company. This filing was made in both electronic and hard copy format, and Mission has been advised by the Commission's staff that the filing was effective as of December 18, 1997. As the result of an error in transmission, however, only the cover page to the electronic filing was transmitted to the Edgar system. Consequently, this Amendment No. 1 is being filed electronically in order to make the filing readily accessible to the public via the Edgar system. This Amendment No.1 contains the same information as that provided in the December 18, 1996 filing and replaces that filing in its entirety.

     Item 1

     Name and business address of the entity claiming foreign utility company status

     Kwinana Power Partnership
     c/o Edison Mission Holdings Pty Ltd.
     Southgate Complex
     Level 20, HWT Tower
     40 City Road
     South Melbourne
     Australia


     Description of the facilities used for the generation, transmission, or distribution of electric energy for sale

          KPP's facilities used for the generation, transmission, or distribution of electric energy for sale consist of a 116 MW gas-fired combined cycle cogeneration plant (Facility) at the oil refinery owned and operated by BP Refinery (Kwinana) Proprietary Limited at Kwinana near Perth, Australia, and interconnection equipment necessary to connect the plant with the refinery and with KPP's wholesale purchaser, Western Power Corporation.


     Ownership of the Company
          The partners of KPP are MEC Perth B.V. (99%) and
     Mission Energy (Kwinana) Pty Ltd. ("ME Kwinana") (1%). Both partners are indirect wholly-owned subsidiaries of Mission, which is an indirect wholly-owned subsidiary of Edison
     International, an exempt holding company, as further described below.


     Item 2

     Domestic associate public-utility company and holding company
          Southern California Edison Company ("Edison") is the only domestic public-utility company that is an associate company of KPP. Edison itself has no interest in KPP.
     Edison is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1) of the Act, pursuant to Rule 2. KPP is an indirect, wholly-owned subsidiary company of Edison International as follows:
     The partners of KPP are MEC Perth B.V. (99%) and
     ME Kwinana (1%).  MEC Perth B.V. is owned by MEC
     International B.V. (MECI) (99%) and MBCI Holdings B.V. (1%), a wholly-owned direct subsidiary of MECI. ME Kwinana is wholly-owned by Edison Mission Energy Holdings Pty Ltd., which is another wholly-owned direct subsidiary of MECI.
     MECI is wholly owned by Mission Energy Holdings
     International, which is wholly-owned by Mission. Mission is wholly-owned by The Mission Group, which is wholly-owned by Edison International.


     EXHIBIT A

     Documents incorporated by reference
          Edison is the only associate company or affiliate of KPP that is subject to the regulation of its retail electric or gas rates by a State commission. The California Public Utilities Commission ("PUC") is the sole State commission with jurisdiction over the retail rates of Edison.
          Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the PUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of Edison are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively Edison's operations.
          In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on Edison and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal. PUC
     1988). In formulating these conditions, the PUC recognized the primary importance of insulating Edison's ratepayers from the effect of diversification: "The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities." Id. at 69
          Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.
          Accordingly, KPP meets the criteria set forth in
     section 33(a) for qualification as a "foreign utility company."
          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                         By:  _________________________________
                              Richard Lehfeldt
                              Assistant General Counsel and
                                   Vice President
                              Edison Mission Energy
                              18101 Von Karman Avenue, Suite 1700
                              Irvine, California 92715-1007


     June 27, 1997